(Translation)

SALES AND PURCHASE OF EQUITY AGREEMENT

AN  AGREEMENT  made this 29th day of  October, 2008

BETWEEN

Tri-Way Industries Limited (Company No.1004146)  a company incorporated in Hong Kong SAR, People’s Republic of China with limited liability and having its principal place of business at Rm 1613, 16/F, Tai Yau Building, 181 Johnston Road, Waichai Hong Kong. (hereinafter called "the Vendor") on the other part.

AND

Mr. Shan De Zhang (Chinese IC No.370802196710312437)  of  Tian Da Cai He Animal Health Products Co. Ltd. and of address at  No. 37, Tai Bai Lou Xi Road, Shizhong District, Jining City, Shandong Province, P. R. China.
(hereinafter collectively called "the Purchaser") of the one part.

WHEREAS:-

1.
The Vendor is the legal and beneficial owners of 30% equity stake of Hu Nan Tian Qian Ke Ji Kai Fa You Xian Gong Si (Chinese Business Register No. 4301002017685), (hereinafter referred to as “the said Company”), a company incorporated in People’s Republic of China with limited liability and having its principal place of business at (Hu Nan Sheng Chang Sha Shi Fu Rong Qu Gao Xin Ji Shu Chan Ye Kai Fa Qu Long Ping Gao Ke Ji Yuan Guan Wei Hui Ban Gong Lou Fu Lou 2 Lou) and with a fully paid up registered capital of RMB10 million having main business activities in Turf Plantations and related engineering services. (herein after referred to as “Principal Activities”). The Vendor’s ownership in the said company is aggregating to Thirty Percent (30%) of the fully paid-up Registered capital of the said Company (hereinafter referred to as “the Sale 30% Equity”) .

2.	The Purchaser is a businessman having multiple business interests in P.R. China.

3.
The financial position of the said Company, as shown in its Management account supported by an Audited Report prepared by a firm of Public Chartered Accountants is evidencing Net Assets of no less than United States Dollars Three Million and Twenty Six Thousand (US$3,680,000.00) as at 30th. September 2008 and Retained Earning of United State Dollars One Million and five hundred thousand (US$ 1,500,000.00) based on the exchange rate of US$1 to RMB6.80 (hereinafter referred to as “the TQST Accounts”).   Copies of the TQST’s Audited Report at 30th September 2008 is annexed hereto and marked as Appendix (C1).

4.
The Vendors have agreed to sell and the Purchaser has agreed to purchase the Sale of the 30% Equity free from all encumbrances with all rights to dividends and other distribution declared made and paid after the date of this Agreement upon the terms and conditions hereinafter appearing.

NOW IT IS HEREBY AGREED as follows:-

1.	Definitions and Interpretations

In this Agreement, unless the context otherwise requires, the following words or expression shall have the following meaning:-

(a)	“Purchaser” includes its respective nominees and successors in title ;

(b)	“Vendors” include their respective successors in title ;

(c)	“The Completion Date” shall refer to the date of full payment of all monies and shares payable by the Purchaser herein provided ;

(d)	“US$” means United States Dollars, the currency of the United States of America ;

(e)	All undertakings, agreements, terms, warranties and representations expressed to be made by two or more parties hereto shall be deemed to be made by them and be binding on them jointly and severally ;

(f)	Reference to natural persons shall be deemed to include body corporate and the plural number shall include the singular number and vice versa ;

(g)	Words importing the masculine gender shall be deemed to include the feminine and neuter gender ;

(h)	The headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement hereof ;

(i)	Where an act required to be done within a specified number of days after or from a specified date, the period is inclusive of and begins to run from the date so specified ;

(j)
A period of a month from the happening of an event or the doing of an act or thing shall be deemed to be inclusive of the day on which the event happens or the act or thing is or was required to be done ;

(k)	The Appendices hereto shall be taken, read and construed as an essential part of this Agreement ;

2.	Agreement For The Sale and Purchase

2.1	Purchase Consideration and Part Payment

In consideration of the sum of RMB Five Hundred Thousand), (RMB500,000.00 equivalent to US$73,530.00) only  (hereinafter call “the Part Payment") now paid by the Purchaser to the Vendors by way of deposit and part payment towards the purchase price of the Sale Shares (the receipt of which the Vendors hereby duly acknowledge, and that, its corresponding paid order, signed receipt and corresponding banking record of the said payment are annexed hereto marked Appendix E ), (hereinafter referred to as Part Payment), the Vendors hereby agree to sell and the Purchasers hereby agree to purchase the Sale of 30% Equity free from all encumbrances with all rights to dividends and other distribution declared made and paid for the year of 2008 and after the date of this Agreement at the total purchase price of United States Dollars Four Million Five Hundred Thousand (US$4,500,000.00) only (hereinafter called "the Purchase Price")  and subject to further terms and conditions hereinafter contained.

2.2	Payment of Balance Purchase Price

The balance of the Purchase Price amounting to United States Dollars Four Million Four Hundred Twenty Six Thousand and Four Hundred and Seventy (US$4,426,470.00) only (hereinafter called "the Balance Purchase Price”) shall be settled within Sixty (60) days  from the date hereof (hereinafter called “the Completion Date”).

2.3	Purchaser’s Right after payment of the Part Payment

After the Purchaser has paid the Balance Payment referred to in Clause 2.2 hereof, the Purchaser shall become the owner of the 30% equity of the said Company (hereinafter referred to as Ownership) and the Vendor shall have no further claim or entitlement to the said company thereafter.

3.	Due Diligence

3.1	Purchaser's Rights to Due Diligence

Not with standing the fact that the Purchase has done its Due Diligence in respect of said company’s business affairs satisfactorily during the period prior to the execution of this agreement. The Vendor agreed that during the period commencing the date of this Agreement and ending on the Completion Date, the Purchaser shall be entitled to:

(i)	make such reasonable enquiries and to attend at the offices of the said Company.

(ii)	a due diligence investigation of on the profit records of the said Company.

(iii)	a due diligence investigation of the profit forecast and projection of the said Company’s operations by the Purchaser and its auditors ;

(iv)
obtain current valuation of Said Company’s properties to confirm that the Net Asset Value of the Said Company is in accordance with records stated in the Said Company’s Audited Report as at 30th September 2008.

3.2	Vendors' Obligations

The Vendors shall take all steps and do all things necessary to enable the Purchaser and/or its representatives to carry out the enquiries and the due diligence investigation as provided in Clause 3.1 and to enable the Said Company to be re-instated as a China Company instead of the Foreign Joint Venture Company that is presently registered.

3.3	Purchaser's Entitlement to claim

In the event that :

(i)	the Purchaser is unable to make reasonable enquiries or attend at the office of The said Company and TQST or carry out the due diligence investigations due to no fault of the Purchaser; or

(i)
it is found, as a result of the due diligence investigations or otherwise, that any of the Representations and Warranties contained in Clause 11 are untrue, misleading or incorrect or have not been fully carried out in any material respect, or

(iii)
in any event of any matter or thing arising or becoming known or being notified to the Purchaser which is materially inconsistent with any of the Representations and Warranties contained in Clause 9 hereof ;

then the Purchaser may by notice in writing to the Vendors, to be given not later than the Completion Date, specify and verify the amount of claims, (hereinafter referred to as the Claims) and in which event (without prejudice to any claim in damages), the Vendors shall refund forthwith to the Purchaser the claims together with interest accruing thereon (if any).

4.	Delivery of Documents

Simultaneously with the execution of this Agreement, the Vendors shall deliver or cause to be delivered the following documents to the Purchaser:

(a)
The transfer forms in respect of the Sale 30% Equity duly executed by the Vendors in favour of the Purchaser and/or the Purchaser's nominee(s) (hereinafter called “the said Transfers”) together with all other relevant documents necessary for effecting the transfer of the Sale 30% Equity to the Purchaser and or the Purchaser's nominee(s).

(b)
The letters of resignations of all the existing directors from their respective offices in the said Company each acknowledging that they have no claims against the said Company for compensation or otherwise;

(The documents referred to in Clauses 4 (a) and 4 (b) are hereinafter collectively referred to as "the said Documents").

5.	Completion

The Completion of this Agreement shall take place on the Completion Date, whereupon the Purchaser shall issue the Purchaser’s Consideration Shares in the name of the Vendors and/or their nominee(s) as the Vendors shall direct and shall deliver the share certificates to the Vendors.

6.	Non-Registration of the Transfer of the Sale Shares

In the event that the transfer of the Sale Shares cannot be registered in favour of the Purchaser or its nominee(s) free from encumbrances for any reason whatsoever, all monies received by or paid on behalf of the Vendors or for or on behalf of The said Company and TQST shall be refunded by the Vendors to the Purchaser or its nominee(s) free of interest thereon and upon such refund this Agreement shall be deemed terminated and of no further effect and neither of the parties shall have any claim against the other PROVIDED THAT all documents received by the Purchaser shall have by then returned by the Purchaser to the Vendors.

7.	Outgoings

The Vendor has on February 2008 deposited and advanced a sum of US$95,000. to the Said Company, the Vendor hereby agrees to write off this amount without any further claim to the Said Company such that all rent, assessment charges, rates, taxes and other outgoings if any payable by The said Company on or before the Completion Date shall be borne and paid for by the Purchaser PROVIDED ALWAYS that the Purchaser shall indemnify the Vendor or its assigns in respect of any penalties and damages which may be arise as a result of any late payments or default in payment in respect of such rent, assessment charges, rates, taxes or other outgoings.

8.	Vendors’ Indemnity

8.1
If there shall be any breach by the Vendors of any warranty, guarantee, undertaking and agreement herein contained, then the Purchaser shall be entitled to be indemnified by the Vendors in respect of any loss resulting from such breach.

8.2
Without prejudice to the generality of the foregoing, if the effect of any such breach is that The said Company has incurred or incurs any liability or contingent liability which would not have been incurred had there been no such breach, then the Vendors shall make good to The said Company the amount of the loss occasioned by such liability by payment in cash to The said Company.

9.	Representations and Warranties

9.1	The Vendors hereby jointly and severally represent, warrant and undertake to and with the Purchaser as follows :-

(a)	None of the Sale 30% Equity which are registered in the names of the Vendors are subject to any option, charge, lien or encumbrances and the Vendors are the beneficial owners thereof ;

(b)
The accounts of The said Company as at the 30th September 2008 gave a true and fair view of the financial position of The said Company bearing normal operational financial changes and minimal consequences that will cause material adverse effect to the Said Company financially calculating to the Completion Date..

(c)
The said Company is not involved in any dispute with any revenue authorities concerning any matter likely to affect in any way the liability ( whether accrued, contingent or future) of The said Company to taxation or other sum imposed, charged, levied or payable under the provision of any taxation statute.

(d)
The said Company have not prior to the date hereof issued or agreed to issue any shares or equity stake or given or agreed to give any option in respect of any shares or equity stake nor issued or agreed to issue or give any option in respect of any debentures or other securities.

(e)	There are no existing service agreements or contracts between The said Company and any of the Vendor’s nominees action as the directors of the Said Company thereof.

(f)
The said Company is not engaged in any litigation or arbitration proceedings and no such proceedings and no prosecution are pending or threatened against the said Company and the Vendors know of no facts or matters likely to give rise thereto and that the said Company is not in default in respect of any obligations whether contractual statutory or municipal;

(g)	The said Company have no subsidiaries other than the subsidiaries disclosed hereof.

(h)	The said Company have no mortgages liens other encumbrances secured over any of their properties and assets other than the one disclosed in the Financial Statements of the Said Company.

(i)
The said Company has in relation to each of their employee (and in so far as relevant to each of its former employees) complied in all material respects with all obligations imposed on it by all statutes, regulations and codes of conduct and practice relevant to the relations between them and their employees.

10.	Default by Purchaser

In the event that the Purchaser shall fail to complete the sale and purchase of the Sale Shares in accordance with Clause 2.2 hereof, the Vendors shall be entitled to claim liquidated damages amounting up to the Balance Purchase Price of United State Dollars Four Million Four Hundred Twenty Six Thousand and Four Hundred and Seventy .(US$4,426,470.00).

11.	Force Majeure

Notwithstanding any provision herein to the contrary, no party hereto shall be liable to any other party hereto for loss, injury, delay or damages suffered or incurred by any such other party due to a substantial effect, acts of God, government actions or any other cause which is beyond the reasonable control of the party the performance of whose obligations hereunder are affected by such cause.

12.	Time of Essence

Time wherever mentioned shall be deemed to be of the essence of this Agreement.

13.	Notice

Every notice, request, consent, demand or other communication under this Agreement shall be given or made in writing shall be sufficiently served on the party to whom it is addressed if it is left at or sent by registered post or telegram to the address given above or to the place of business for the time or to such address as one party hereto may from time to time notify in writing to the other party hereto. A notice sent by registered post or facsimile shall be deemed to have served at the time when it ought in due course of post or transmission to have been received.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Republic of People of China.

15.	Modifications

All parties hereto agree that the provisions herein contained may if mutually agreed upon be varied, amended, modified or substituted and any such variations, amendment, modification or substitution thereof shall be in writing and signed by all parties hereto.  In the event of any inconsistency as to any of the provisions thereof, the one subsequent in time shall prevail.

16.	Severability

If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

17.	This Agreement the Sole Agreement

This Agreement constitutes the sole and only agreement between the Vendors and the Purchaser respecting the sale and purchase of the Sale Shares and correctly sets forth the agreement reached between them in respect of the subject matter of this Agreement and supersedes and cancels all previous and other agreements, negotiations, representations, undertakings or undertakings whatsoever whether written or oral in respect thereof.

18.	Costs

The Parties hereto shall bear and pay their respective Solicitors’ fees and costs and the Purchaser shall bear all charges fees and expenses incurred or levied in respect of the Transfer of the Sale Shares including the stamp duties and the registration fees thereof and the stamp duty for this Agreement.

19.	Successors Bound

This Agreement shall be binding on the respective successors-in-title, heirs and  permitted assigns of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seal the day and year first above written.

The Common Seal of THE Vendor
was hereunto affixed in the
presence of :-)		(Common Seal of
	)	Tri-Way Industries Limited affixed)
)
)

(signed)	(signed)

DIRECTOR	DIRECTOR

Signed by THE Purchaser )

(signed)

Shan De Zhang:-

APPENDIX (Y)
MEMORANDUM OF ARTICLE AND ASSOCIATION OF TQST

APPENDIX (C1)
TQST’S AUDITED REPORT 2008

APPENDIX (C2)
TQST’S MANAGEMENT ACCOUNT AS AT 300908

APPENDIX (E)
CORRESPONDING PAID ORDER, SIGNED RECEIPT AND CORRESPONDING BANKING RECORD OF “ THE PART PAYMENT